                                                                                                                                              November 5, 2007

Via Facsimile (604) 688-7880
And First Class Mail

Mr. Aaron Sadovnick
Partner
Telford Sadovnick, PLLC
5312 Laburnum Street
Vancouver, British Columbia V6M3S6
Canada

                                                                                                                                              Re: Withdrawal Request of Telford Sadovnick, PLLC

Dr. Mr. Sadovnick:

This letter is to inform you that the Public Company Accounting Oversight Board (the “Board”) has granted leave for the above referenced firm to withdraw from registration, effective November 5, 2007. Please note that pursuant to Board Rule 2107(g), if the Board determines, within three years after the effective date of the firm’s withdrawal, that there are reasonable grounds to believe that the firm’s request for withdrawal was materially incomplete or inaccurate, the firm’s registration will be reinstated, effective retroactively to the date the registration was deemed withdrawn.

                                                                                                                                              Sincerely,

                                                                                                                                              SARAH J. WILLIAMS
                                                                                                                                              Sarah J. Williams
                                                                                                                                              Deputy Director, Registration and Inspections